EXHIBIT 99.1

mCloud Signs MOU with Aramco to Explore Co-Development of ESG and Digitalization Hub in the Kingdom of Saudi Arabia

  Digital Hub to include team of ESG and digital transformation experts based in Saudi Arabia who will leverage recently announced cloud partnership with Virtual Vision to deploy ESG applications in-Kingdom
  Plan includes joint development of new innovative AI-powered technologies focused on decarbonization and waste reduction targeting complex energy-intensive assets

SAN FRANCISCO, Jan. 25, 2022 /CNW/ - mCloud Technologies Corp. (Nasdaq: MCLD) (TSXV: MCLD), ("mCloud" or the "Company") a leading provider of AI-powered asset management and Environmental, Social, and Governance ("ESG") solutions today announced it had signed a Memorandum of Understanding ("MOU") with Aramco. The MOU sees mCloud joining forces with Aramco to explore the co-development of a digital technology hub for delivering ESG solutions in the Kingdom of Saudi Arabia.

This hub would enable both parties to jointly develop new AI-powered innovations to facilitate the carbon reduction of complex energy-intensive assets throughout the Kingdom and abroad. Additionally, mCloud plans to develop a center of excellence that will serve as a home base for a dedicated team of ESG and digital transformation experts based in Saudi Arabia.

Following mCloud's December 2021 cloud agreement with Saudi-based Virtual Vision ("V2"), this center of excellence would leverage V2's high performance infrastructure to deliver next-generation ESG-focused applications powered by mCloud's AssetCare™ platform. Targeted application areas include 3D digital twins, AI solutions for asset performance management, visual inspection to drive asset reliability and asset integrity, fugitive gas and leak detection, mobile connected work, and digital facility management.

"This MOU with Aramco is the largest, most ambitious agreement signed by mCloud to-date and is the basis for tremendous growth and innovation," said Russ McMeekin, mCloud President and CEO. "As the world's largest integrated energy and chemicals company, Aramco is driving the digitalization of oil and gas and the adoption of advanced technologies to decarbonize and drive positive ESG outcomes."

"The collaboration between mCloud and Aramco has remarkable strategic and operational significance to mCloud's growth, and I intend to have a regular minimum quarterly presence in the Kingdom of Saudi Arabia to support the success of this initiative for many years to come," McMeekin added.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

With a worldwide presence and offices in San Francisco, Vancouver, Calgary, London, Perth, Singapore, and Beijing, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 63,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade in the United States on the Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to the planned co-development of ESG applications and an mCloud center of excellence in collaboration with Aramco.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

A more complete discussion of the risks and uncertainties facing the Company appears in the prospectus supplement, the base shelf prospectus and the registration statement and in the Company's Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/January2022/25/c5132.html

%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 25-JAN-22